================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                           ---------------------------

                             LONGVIEW FIBRE COMPANY
                                (Name of Issuer)


  COMMON STOCK, $1.50 ASCRIBED VALUE, AND
      RIGHTS TO PURCHASE COMMON STOCK                          543213102
      (Title of class of securities)                         (CUSIP number)


                                  ALAN V. DEAN
                                    BCE PLACE
                            181 BAY STREET, SUITE 300
                            TORONTO, ONTARIO M5J 2T3
                                 (416) 363-9491

                                 WITH A COPY TO:

                               S. WADE ANGUS, ESQ.
                                SIMEON GOLD, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 MARCH 19, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)
                             (Continued on following pages)
                                  (Page 1 of 15 Pages)

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CUSIP No. 543213102              SCHEDULE 13D               Page 2 of 15 pages
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--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        BROOKFIELD ASSET MANAGEMENT INC.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [_]
                                                            (b) [X] -- Joint
                                                                       Filing
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        ONTARIO
--------------------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER  6,393,536 SHARES OF COMMON
SHARES                          STOCK
BENEFICIALLY
OWNED BY                --------------------------------------------------------
EACH                    8       SHARED VOTING POWER  0
REPORTING
PERSON WITH             --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER 6,393,536 SHARES OF
                                COMMON STOCK
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,393,536 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.7% OF THE OUTSTANDING SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO, HC
--------------------------------------------------------------------------------

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CUSIP No. 543213102              SCHEDULE 13D                 Page 3 of 15 pages
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--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PARTNERS LIMITED
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [_]
                                                            (b) [X] -- Joint
                                                                       Filing
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        ONTARIO
--------------------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER  6,393,536 SHARES OF COMMON
SHARES                          STOCK
BENEFICIALLY
OWNED BY                --------------------------------------------------------
EACH                    8       SHARED VOTING POWER  0
REPORTING
PERSON WITH             --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER 6,393,536 SHARES OF
                                COMMON STOCK
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,393,536 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.7% OF THE OUTSTANDING SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO, HC
--------------------------------------------------------------------------------

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CUSIP No. 543213102              SCHEDULE 13D                 Page 4 of 15 pages
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ITEM 1.           SECURITY AND ISSUER.

      The title and class of equity security to which this statement on Schedule 13D relates is the shares of common stock, ascribed value $1.50 per share, and the associated rights to acquire shares of such common stock (collectively, the "Common Stock"), of Longview Fibre Company ("Longview"), a Washington corporation. The principal executive offices of Longview are located at 300 Fibre Way, Longview, Washington 98632.

ITEM 2.           IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by each of the following persons (the "Reporting Persons"):

          (i) Brookfield Asset Management Inc. ("Brookfield"), a corporation formed under the laws of the Province of Ontario; and

          (ii) Partners Limited ("Partners"), a corporation formed under the laws of the Province of Ontario that owns all of Brookfield's Class B Limited Voting Shares and approximately 17% of Brookfield's Class A Limited Voting Shares directly or indirectly on a fully diluted basis.

          Schedules I and II hereto set forth a list of all the directors and executive officers (the "Scheduled Persons"), and their respective principal occupations and addresses, of each of Brookfield and Partners, respectively.

     (b) The principal business address of Brookfield and Partners is BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.

     (c) The principal business of Brookfield is to invest and operate in the real estate, power generation and financial services sectors. The principal business of Partners is that of an investment holding company.

     (d)-(e) During the last five years, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Set forth on Schedules I and II hereto are the citizenships of each of the directors and executive officers of each of Brookfield and Partners, respectively.

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CUSIP No. 543213102              SCHEDULE 13D                 Page 5 of 15 pages
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ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Brookfield, either directly or through one or more wholly-owned subsidiaries, has purchased 1,850,000 shares of Common Stock on March 19, 2007 for an average daily trading price of $24.5974. In addition to the purchases made on March 19, 2007, Brookfield, either directly or through one or more wholly-owned subsidiaries, has purchased the Common Stock set forth in Item 5(c) herein. This Schedule 13D is required to be filed as a result of such transactions. All the funds required for such purchases were taken from cash-on-hand.

      See also Item 4.

ITEM 4.           PURPOSE OF TRANSACTION.

      On February 2, 2007, Brookfield entered into that certain Agreement and Plan of Merger, dated as of February 2, 2007, and amended as of March 12, 2007 (the "Merger Agreement"), by and among Brookfield, Horizon Acquisition Co., an indirect wholly owned subsidiary of Brookfield ("Merger Sub"), and Longview. Under the Merger Agreement, Merger Sub will be merged into Longview (the "Merger") with Longview continuing after the Merger as the surviving corporation and subsidiary of Brookfield, at which point Longview's common stock will be delisted from the New York Stock Exchange. Under the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Longview's common stock (other than shares owned by Brookfield, Merger Sub or any other direct or indirect wholly-owned subsidiary of Brookfield, which will be cancelled without consideration, and other than shares held by shareholders who are entitled to and have properly exercised dissenter's rights under Washington law) will be converted into the right to receive $24.75 in cash, without interest. The completion of the Merger is subject to approval of the Merger Agreement by Longview's shareholders, among certain other conditions. The Merger Agreement contains various restrictions on the activities of Longview prior to the Merger and, at the effective time of the Merger, the directors of Merger Sub shall become the directors of the surviving corporation resulting from the Merger.

      In addition, on March 12, 2007, Longview amended the Confidentiality Agreement, dated as of September 20, 2006, by and between Longview and Brookfield (such amended confidentiality agreement, the "Confidentiality Agreement") with Brookfield to provide that Brookfield may, directly or through a wholly-owned subsidiary, acquire up to (but no more than) 9.9%, as contemplated under the Confidentiality Agreement, of the Common Stock. Brookfield intends to acquire up to (but no more than) 9.9% of the outstanding Common Stock in order to facilitate the transactions contemplated by the Merger Agreement. Brookfield intends to vote all of the shares of Common Stock it has acquired prior to the special meeting of Longview's shareholders on the record date of March 12, 2007 (a) in favor of the Merger, (b) against any action that would result in any of the conditions to Longview's obligations under the Merger Agreement not being fulfilled, and (c) in favor of any other matter necessary to the consummation of the transactions contemplated in the Merger Agreement.

      The Merger Agreement and the Confidentiality Agreement are being filed as exhibits hereto and are incorporated herein by reference.

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CUSIP No. 543213102              SCHEDULE 13D                 Page 6 of 15 pages
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            Other than as described or contemplated above, none of the Reporting
Persons and, to the Reporting Persons' knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of Longview, or the disposition of securities of Longview;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving Longview or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of Longview or any of its subsidiaries;

     (d) any change in the present board of directors or management of Longview, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of Longview;

     (f)  any other material change in Longview business or corporate structure;

     (g) changes in Longview's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Longview by any person;

     (h) causing a class of securities of Longview to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of Longview becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

  (a)-(b) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 6,393,536 Common Stock. Such Common Stock constitute approximately 9.7% of the issued and outstanding Common Stock based on the number of Common Stock outstanding as of March 29, 2007. Brookfield may be deemed to have the sole power to vote or direct the vote of the Common Stock beneficially owned by it with respect to those matters described above or to dispose of such Common Stock. Brookfield may hold the Common Stock directly or in one or more wholly-owned subsidiaries. Partners may be deemed to have shared power (with Brookfield) to vote or direct the vote of the Common Stock beneficially owned by it with respect to those matters described above or to dispose of such Common Stock.

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CUSIP No. 543213102              SCHEDULE 13D                 Page 7 of 15 pages
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     (c)

          Date of     Amount of     Price           Where and
          Transaction Securities      per         How Effected
          ----------- ----------                  ------------
                                    Share*
          3/19/07 1,850,000 shares $24.5974 New York Stock Exchange (purchase) 3/20/07 431,000 shares $24.6036 New York Stock Exchange (purchase)
          3/21/07   350,000 shares  $24.6005 New York Stock Exchange (purchase)
          3/22/07   223,000 shares  $24.6101 New York Stock Exchange (purchase)
          3/23/07   429,500 shares  $24.6471 New York Stock Exchange (purchase)
          3/26/07   70,500 shares   $24.6116 New York Stock Exchange (purchase)


     (d) No person is known to any of the Reporting Persons or, to the Reporting Persons' knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Partners is the major shareholder of Brookfield.

      The information set forth in Item 4 hereto is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 Agreement and Plan of Merger, dated as of February 2, 2007, by and among Brookfield Asset Management Inc., Horizon Acquisition Co. and Longview Fibre Company (incorporated by reference to Exhibit 2.1 to Longview Fibre Company's Current Report on Form 8-K, filed February 5, 2007).

                  Exhibit 2 Amendment No. 1, dated as of March 12, 2007, to the Agreement and Plan of Merger, dated as of February 2, 2007, by and among Brookfield Asset Management Inc., Horizon Acquisition Co. and Longview Fibre Company.

                  Exhibit 3 Confidentiality Agreement, dated as of September 20, 2006, by and between Longview Fibre Company and Brookfield Asset Management Inc.

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CUSIP No. 543213102              SCHEDULE 13D                 Page 8 of 15 pages
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                  Exhibit 4         Amendment No. 1, dated as of March 12,
                                    2007, to the Confidentiality Agreement,
                                    dated as of September 20, 2006, by and
                                    between Longview Fibre Company and
                                    Brookfield Asset Management Inc.

                  Exhibit 5 Joint Filing Agreement, dated as of March 29, 2007, between Brookfield Asset Management Inc. and Partners Limited.

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CUSIP No. 543213102              SCHEDULE 13D                 Page 9 of 15 pages
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                                    SIGNATURE


            After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this amendment is true, complete and correct.

Dated: March 29, 2007



                                    BROOKFIELD ASSET MANAGEMENT INC.


                                    By:  /s/  Alan V. Dean
                                        ------------------------------------
                                        Name:  Alan V. Dean
                                        Title: Senior Vice-President and
                                               Secretary


                                    PARTNERS LIMITED


                                    By:  /s/  Loretta M. Corso
                                        ------------------------------------
                                        Name:  Loretta M. Corso
                                        Title: Secretary

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CUSIP No. 543213102              SCHEDULE 13D                Page 10 of 15 pages
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                                   SCHEDULE I
                        BROOKFIELD ASSET MANAGEMENT INC.


Jack L. Cockwell
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                 Ontario M5J 2T3
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Group Chairman
   EMPLOYER:                    Brookfield Asset Management Inc.
   EMPLOYER'S BUSINESS:         A global asset management company
   EMPLOYER'S ADDRESS:          Same as Business Address

Marcel R. Coutu
      CITIZENSHIP:              Canada
   BUSINESS ADDRESS:            2500 First Canadian Centre, 350 - 7th Ave. S.W.,
                                Calgary, Alberta T2P 3N9
   PRESENT PRINCIPAL            President & Chief Executive Officer
OCCUPATION OR EMPLOYMENT:
   EMPLOYER:                    Canadian Oil Sands Limited
   EMPLOYER'S BUSINESS:         An oil company
   EMPLOYER'S ADDRESS:          Same as Business Address

William A. Dimma
   CITIZENSHIP:                 Canadian
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                 Ontario M5J 2T3
   PRESENT PRINCIPAL            Chairman and director
   OCCUPATION OR EMPLOYMENT:
   EMPLOYER:                    Home Capital Group Inc.
   EMPLOYER'S BUSINESS:         Real estate
   EMPLOYER'S ADDRESS:          Same as Business Address

Sen. J. Trevor Eyton CITIZENSHIP: Canada
   BUSINESS ADDRESS:            44 Victoria Street, Suite #300, Toronto, Ontario
                                M5C 1Y2
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Member of the Senate of Canada
   EMPLOYER:                    The Senate of Canada
   EMPLOYER'S BUSINESS:         Government
   EMPLOYER'S ADDRESS:          Room 561-S, Centre Block, Parliament Buildings,
                                11 Wellington Street, Ottawa, Ontario  K1A 0A4

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CUSIP No. 543213102              SCHEDULE 13D                Page 11 of 15 pages
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J. Bruce Flatt
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                 Ontario M5J 2T3
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Chief Executive Officer
   EMPLOYER:                    Brookfield Asset Management Inc.
   EMPLOYER'S BUSINESS:         A global asset management company
   EMPLOYER'S ADDRESS:          Same as Business Address

James K. Gray
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            335 Eighth Ave. S.W., Royal Bank Building, Suite
                                1700, Calgary, Alberta  T2P 1C9
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Corporate Director
   EMPLOYER:                    N/A
   EMPLOYER'S BUSINESS:         N/A
   EMPLOYER'S ADDRESS:          N/A

Robert J. Harding
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                 Ontario M5J 2T3
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Chairman
   EMPLOYER:                    Brookfield Asset Management Inc.
   EMPLOYER'S BUSINESS:         A global asset management company
   EMPLOYER'S ADDRESS:          Same as Business Address

David W. Kerr
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                Ontario M5J 2T3
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Corporate Director
   EMPLOYER:                    N/A
   EMPLOYER'S BUSINESS:         N/A
   EMPLOYER'S ADDRESS:          N/A

Lance Liebman
   CITIZENSHIP:                 United States of America
   BUSINESS ADDRESS:            435 West 116th Street, New York, New York
                                10027-7297
   PRESENT PRINCIPAL            Professor of law
   OCCUPATION OR EMPLOYMENT:
   EMPLOYER:                    Columbia Law School
   EMPLOYER'S BUSINESS:         Education
   EMPLOYER'S ADDRESS:          Same as Business Address

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CUSIP No. 543213102              SCHEDULE 13D                Page 12 of 15 pages
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Philip B. Lind
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            333 Bloor Street E., 10th Floor, Toronto,
                                Ontario M4W 1G9
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Vice-Chairman
   EMPLOYER:                    Rogers Communications Inc.
   EMPLOYER'S BUSINESS:         Diversified communications company
   EMPLOYER'S ADDRESS:          Same as Business Address

Roy MacLaren
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            425 Russell Hill Road, Toronto, Ontario M5P 2S4
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Corporate Director
   EMPLOYER:                    N/A
   EMPLOYER'S BUSINESS:         N/A
   EMPLOYER'S ADDRESS:          N/A

G. Wallace F. McCain CITIZENSHIP: Canada
   BUSINESS ADDRESS:            30 St. Clair Ave. W., #1500, Toronto, Ontario
                                M4V 3A2
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Chairman
   EMPLOYER:                    Maple Leaf Foods Inc.
   EMPLOYER'S BUSINESS:         Processed Food Manufacturer
   EMPLOYER'S ADDRESS:          Same as Business Address

Jack M. Mintz
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            105 St. George St., #529, Toronto, Ontario   M5E
                                3E6
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Professor
   EMPLOYER:                    Joseph L. Rotman  School of Management
   EMPLOYER'S BUSINESS:         Business Economics
   EMPLOYER'S ADDRESS:          Same as Business Address

George S. Taylor
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            R.R. #3, 4675 Line 3, Saint Marys, Ontario   N4X
                                1C6
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Corporate Director
   EMPLOYER:                    N/A
   EMPLOYER'S BUSINESS:         N/A
   EMPLOYER'S ADDRESS:          N/A

Brian D. Lawson
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                 Ontario M5J 2T3
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Chief Financial Officer
   EMPLOYER:                    Brookfield Asset Management Inc.
   EMPLOYER'S BUSINESS:         A global asset management company
   EMPLOYER'S ADDRESS:          Same as Business Address

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CUSIP No. 543213102              SCHEDULE 13D                Page 13 of 15 pages
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Jeffrey M. Blidner
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                 Ontario M5J 2T3
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Managing Partner
   EMPLOYER:                    Brookfield Asset Management Inc.
   EMPLOYER'S BUSINESS:         A global asset management company
   EMPLOYER'S ADDRESS:          Same as Business Address

Frank J. McKenna
      CITIZENSHIP:              Canada
   BUSINESS ADDRESS:            P.O. Box 1, TD Centre, 66 Wellington St. W., 4th
                                Floor, TD Tower, Toronto, Ontario M5K 1A2
   PRESENT PRINCIPAL            Deputy Chair
OCCUPATION OR EMPLOYMENT:
                        EMPLOYER: TD Bank Financial Group
   EMPLOYER'S BUSINESS:         Financial services company
   EMPLOYER'S ADDRESS:          Same as Business Address

George E. Myhal
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                 Ontario M5J 2T3
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Managing Partner
   EMPLOYER:                    Brookfield Asset Management Inc.
   EMPLOYER'S BUSINESS:         A global asset management company
   EMPLOYER'S ADDRESS:          Same as Business Address

James A. Pattison
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            1800 - 1067 West Cordova St., Vancouver, B.C.
                                V6C1C7
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Chairman
   EMPLOYER:                    The Jim Pattison Group
   EMPLOYER'S BUSINESS:         A diversified consumer products company
   EMPLOYER'S ADDRESS:          Same as Business Address

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CUSIP No. 543213102              SCHEDULE 13D                Page 14 of 15 pages
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Samuel J.B. Pollock
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                 Ontario M5J 2T3
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Managing Partner
   EMPLOYER:                    Brookfield Asset Management Inc.
   EMPLOYER'S BUSINESS:         A global asset management company
   EMPLOYER'S ADDRESS:          Same as Business Address

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CUSIP No. 543213102              SCHEDULE 13D                Page 15 of 15 pages
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                                   SCHEDULE II
                                PARTNERS LIMITED

Gordon E. Arnell
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                 Ontario M5J 2T3
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Chairman
   EMPLOYER:                    Brookfield Properties Corporation
   EMPLOYER'S BUSINESS:         A real estate company
   EMPLOYER'S ADDRESS:          Same as Business Address

Jack L. Cockwell - see
Schedule I

Robert J. Harding - see
Schedule I

David W. Kerr - see Schedule I

Edward C. Kress
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                 Ontario M5J 2T3
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Group Chairman
   EMPLOYER:                    Brookfield Power Corp.
   EMPLOYER'S BUSINESS:         A power generation company
   EMPLOYER'S ADDRESS:          Same as Business Address

Timothy E. Price
   CITIZENSHIP:                 Canada
   BUSINESS ADDRESS:            BCE Place, 181 Bay Street, Suite 300, Toronto,
                                 Ontario M5J 2T3
   PRESENT PRINCIPAL
   OCCUPATION OR EMPLOYMENT:    Group Chairman, Funds Management
   EMPLOYER:                    Brookfield Asset Management Inc.
   EMPLOYER'S BUSINESS:         A global asset management company
   EMPLOYER'S ADDRESS:          Same as Business Address